EXHIBIT 21

SUBSIDIARIES OF HOOPER HOLMES, INC.

Subsidiary Name	State of Incorporation	Business Name
“684” Associates, Ltd.	New York	D & D Associates

Hooper Information Services, Inc.	New Jersey	Hooper Information Services, Inc.

Medimax, Inc.	Pennsylvania	Medimax, Inc.

Mid-America Agency Services, Incorporated	Nebraska	Mid-America Agency Services, Incorporated

TEG Enterprises, Inc.	Nebraska	TEG Enterprises, Inc.

Michigan Evaluation Group, Inc.	Michigan	Michigan Evaluation Group, Inc.

Allegiance Health, Inc.	New York	Allegiance Health, Inc.

Allegiance Administrative Corp.	New York	Allegiance Administrative Corp.

File Solutions, Inc.	New York	File Solutions, Inc.